EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Six Months Ended June 30,
	2012	2011
	(Dollars in Millions)
Net income attributable to Tenneco Inc.	$117	$97
Add:
Interest expense	63	54
Portion of rentals representative of the interest factor	9	9
Income tax expense	39	44
Noncontrolling interest	14	12
Amortization of interest capitalized	2	2
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	1	—
Earnings as defined	$245	$218

Interest expense	$63	$54
Interest capitalized	2	2
Portion of rentals representative of the interest factor	9	9

Fixed charges as defined	$74	$65

Ratio of earnings to fixed charges	3.31	3.35

77